East West Markets, LLC

Financial Statements and Supplemental Schedules
And
Report of Independent Registered Public Accounting Firm

Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2025

(Confidential Treatment Requested)

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SEC FILE NUMBER
8-67858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: EAST WEST MARKETS, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5001 SPRING VALLEY ROAD, SUITE 825 W
(No. and Street)

Dallas	TX	75244
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Phyllis Chin	212-751-4422	Phyllis.chin@ewmarkets.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP
(Name – if individual, state last, first, and middle name)

14555 DALLAS PARKWAY, SUITE 300	DALLAS	TX	75254
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Hough _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EAST WEST MARKETS, LLC _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

East West Markets, LLC
Index
December 31, 2025

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of
Rule 17a-5 of the Securities and Exchange Commission.



Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of
East West Markets, LLC.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of East West Markets, LLC (the Company), as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedules I and II is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the information in Schedules I and II, we evaluated whether the information in Schedules I and II, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly US, LLP

Dallas, Texas
February 18, 2026
We have served as the Company's auditor since 2022.

East West Markets, LLC
Statement of Financial Condition
As of December 31, 2025

Assets

Cash	$	10,035,724
Deposits with clearing organization		192,300
Accounts receivable		200,000
Other assets		10,469
Total Assets	$	10,438,493

Liabilities and Member's Equity

Liabilities

Due to affiliates	$	320,138
Accounts payable and accrued expenses		36,541
Total Liabilities		356,679
Member's Equity		10,081,814
Total Liabilities and Member's Equity	$	10,438,493

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of
Rule 17a-5 of the Securities and Exchange Commission.

The accompanying notes are an integral part of these financial statements.

East West Markets, LLC

Statement of Operations

For the year ended December 31, 2025

Revenue		
Advisory fees	$	1,640,000
Underwriting revenue		386,003
Total revenues		2,026,003
Expenses		
Compensation and benefits		623,289
Professional fees		513,700
Trading expenses		92,500
Other expenses		142,850
Total expenses		1,372,339
Net income	$	653,664

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of
Rule 17a-5 of the Securities and Exchange Commission.

The accompanying notes are an integral part of these financial statements.

East West Markets, LLC

Statement of Changes in Member's Equity

For the year ended December 31, 2025

Member's equity, beginning of year	$	$9,428,150
Net income		653,664
Member's equity, end of year	$	10,081,814

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

The accompanying notes are an integral part of these financial statements.

East West Markets, LLC
Statement of Cash Flows
For the year ended December 31, 2025

Cash flows from operating activities		
Net income	$	653,664
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		(110,940)
Deposits with clearing organization		(15,700)
Other assets		(1,752)
Due to affiliates		85,976
Accounts payable and accrued expenses		2,294
Net cash provided by operating activities		613,542
Net increase in cash		613,542
Cash, beginning of year		9,422,182
Cash, end of year	$	10,035,724

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of
Rule 17a-5 of the Securities and Exchange Commission.

The accompanying notes are an integral part of these financial statements.

1. Nature of the Business

East West Markets, LLC (the "Company") is a wholly owned subsidiary of East West Bancorp, Inc. (the "Parent"). The Company is a non public broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). As an introducing broker-dealer, the Company does not hold customer funds or securities.

The Company is engaged as a securities broker-dealer dealing in financial advisory services, institutional securities private placements, and merger, acquisitions and divestiture transactions. The Company also acts on a riskless principal basis in securities transactions that are cleared through a non affiliated broker dealer on a fully disclosed basis. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule.

2. Summary of Significant Accounting Policies

Basis of accounting
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash
For purposes of the statement of cash flows, cash includes demand deposits held with a financial institution.

Uses of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The allocation of operating expenses from the parent company is a significant estimate. Actual results could differ from those estimates.

Other Assets
Other assets represent fees paid in advance to regulatory bodies or service providers, most of which relates to FINRA membership renewal, and fees to vendors for compliance software and services.

Revenue Recognition
The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects in exchange for those goods or services.

To achieve that core principle, an entity applies the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

During the normal course of operations, the Company may enter into revenue transactions with customers who have an existing relationship with East West Bank (the "affiliate"). These transactions follow the Company's revenue recognition policy.

Advisory Fees
The Company provides financial advisory services to clients seeking to place private institutional securities. The Company is engaged by clients, on a success basis, to analyze company and/or project information, design a financing structure, prepare presentation materials, coordinate investor presentations and meetings, and assist clients with definitive document negotiations to close an institutional private placement securities transaction.

In a typical advisory contract, there may be both a fixed and a variable component.

The fixed component usually relates to the nonrefundable fees and consulting fees. Per the contracts, the Company generally receives a nonrefundable fee due upon execution of the contract, or by way of a monthly fee. The performance obligations are satisfied when certain services or materials are delivered, or over time, depending on the nature of the contract.

The variable component usually relates to a success fee, which is a percentage of committed capital upon closing of the transaction, payable as capital or transaction value is received by the Company. The performance obligations are satisfied over time; however, the amount of variable consideration included in the transaction price (advisory fee) is limited to the amount for which it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainties related to the variability are resolved, typically occurring upon closing of the transaction at which point revenue is recognized.

For the year ended December 31, 2025, the Company recognized advisory fees of $1,640,000.

Riskless Principal Income
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction that is executed, cleared and settled by a non affiliated broker dealer acting as the Company's fully disclosed clearing agent, the Company earns a spread. Riskless principal income and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, and counter parties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

There was no riskless principal activity for the year ended December 31, 2025.

Underwriting Revenue

The Company acts as a selling group member that helps an issuer place a new issue without necessarily participating in the underwriting; therefore is not typically responsible for any unsold securities.

The Company provides underwriting services as part of an underwriting syndicate where it is not the lead investment bank. The Company believes that the trade date is when the performance obligation is satisfied and is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Settlement of syndicate accounts and payment to the Company typically occurs 90 days after syndicate settlement date. At times, there may be changes in expected settlement amounts depending on whether the offer was under or oversubscribed.

For the year ended December 31, 2025, the Company recognized underwriting revenue of $386,003.

Private Placement Fees

The Company earns fees as it acts as a private placement agent. Revenues from private placements are recorded in accordance with the terms of the related agreements. These revenues, represent one performance obligation, are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled.

The Company did not recognize private placement fees for the year ended December 31, 2025.

Accounts Receivable

The Company's accounts receivable at January 1, 2025, was $89,060 from one customer and $200,000 at December 31, 2025, from one customer.

Credit Losses

The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the guidance, the Company has the ability to determine there are no expected credit losses in certain circumstances.

An allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including receivables recognized under ASC 606. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

The Company's expectation is that the credit risk associated with other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

The Company had no allowance for credit losses for trade receivables at January 1, 2025, or December 31, 2025.

Income Taxes
The Company is a single member Limited Liability Company. As such, the Company is a disregarded entity for tax purposes and is not subject to federal or state income taxes on its income. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member(s) for federal and state income tax purposes. Accordingly, the Company has not provisioned for federal or state income taxes.

At December 31, 2025, management had determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2020.

Income taxes are accounted for in accordance with ASC 740, Accounting for Income Taxes. The Company has elected not to allocate a portion of the consolidated amount of current and deferred tax expense from the Parent to the Company.

Segment Reporting
The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services within investment banking. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. For single reportable segment-level financial information including net income, total assets, net capital and significant non cash transactions, see the statements of financial condition, operations, Member's equity, cash flows, and the supplementary information.

3. Deposits with Clearing Organization

The clearing and depository operations for the Company's riskless principal transactions are provided by one clearing broker. Deposits with clearing organization includes a cash deposit of $200,000, and the net amount payable to the clearing organization for expenses. The availability of these funds to the Company is governed by the agreements with the clearing organization and may vary depending on agreement requirements. In the event of the clearing broker's insolvency, recovery of assets may be limited.

4. Related-Party Transactions

Pursuant to an expense sharing agreement (the "ESA"), the Company receives shared services from the affiliate. The Company shares office facilities, employees, and personnel costs with its affiliate. The Company and its affiliate also share other expenses. The affiliate allocates costs to the Company that are clearly applicable to the operations of the Company. A reasonable allocation method is used to allocate common expenses, based on the square footage space utilized, work percentage performed, headcount, or those costs not clearly applicable to any one legal entity.

Expenses allocated from the affiliate to the Company totaled to $979,658 for the year ended December 31, 2025. The components of the $979,658 in expenses incurred include $623,289 reported in the compensation and benefits line, $289,240 reported in professional fees, and $67,129 reported in other expenses line items on the statement of operations. As of December 31, 2025, the Company had an outstanding balance of $275,878, which is included as due to affiliates in the statement of financial condition. In addition to that, due to affiliates includes monies payable to the Parent in the amount of $44,260 for expenses paid on behalf of the Company.

5. Risks, Concentrations and Uncertainties

Credit Risk

As of December 31, 2025, the Company maintained its cash balance with a financial institution. The cash balance in excess of the Federal Deposit Insurance Corporation insurance limits amounted to $9,785,724. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk.

The Company generated 63% or $1,275,000 of its revenues from four non affiliated customers during 2025.

6. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. In accordance with the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6.667% of aggregate indebtedness. At December 31, 2025, net capital of $9,871,345, exceeded the required net capital minimum of $100,000 by $9,771,345. Aggregate indebtedness at December 31, 2025, totaled $356,679. The ratio of aggregate indebtedness to net capital was 0.04 to 1.

7. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii).

The Company limits its other business activities to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 which are: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and (2) participating in distributions of securities (other than firm commitment underwritings).

8. Commitments and Contingencies

The Company may become involved in various legal matters and regulatory inquiries or examinations in the ordinary course of business. The Company is not aware of any material contingencies relating to such matters that would require accrual or disclosure in the financial statements or their notes as of December 31, 2025. The Company does not have any guarantees or other commitments as of December 31, 2025.

East West Markets, LLC

Computation of Net Capital under SEC Rule 15c3-1, and Reconciliation under 17a-5(d)(2)

As of December 31, 2025

Member's equity	$	$10,081,814
Less nonallowable assets		
Accounts receivable		200,000
Other assets		10,469
		210,469
Net capital	$	9,871,345
Aggregate indebtedness	$	356,679
Computed minimum net capital required	$	23,779
(6.667% of aggregate indebtedness)		
Minimum net capital requirement (under SEC Rule 15c3-1)	$	100,000
Excess net capital	$	9,771,345
Ratio of aggregate indebtedness to net capital		0.04

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2025.

A computation of reserve requirement is not applicable to East West Markets, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Information relating to possession or control requirements is not applicable to East West Markets, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).



Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of
East West Markets, LLC

We have reviewed management's statements, included in the accompanying East West Markets, LLC's Exemption Report (the exemption report), in which:

1) East West Markets, LLC states East West Markets, LLC claims an exemption under paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 (the exemption provisions);

2) East West Markets, LLC states East West Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception; and

3) East West Markets, LLC states East West Markets, LLC is also filing the exemption report because East West Markets, LLC 's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74) are limited to (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services, and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with eh requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and East West Markets, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to East West Markets, LLC; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

East West Markets, LLC's management is responsible for compliance with the exemption provisions and the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about East West Markets, LLC's compliance with the exemption provisions and the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the exemption provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 and the provisions of Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Baker Tilly US, LLP

Dallas, Texas
February 18, 2026

East West Markets, LLC
Exemption Report
For the year ended December 31, 2025

East West Markets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii), and

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

East West Markets, LLC

I, David Hough, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Chief Executive Officer

February 18, 2026

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of
Rule 17a-5 of the Securities and Exchange Commission.

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